August 3, 2009

Ryan Houseal

Securities and Exchange Commission

Re: Private Secretary, Inc.

Registration Statement on Form S-1

Filed December 23, 2008

File No. 333-156421

Dear Ryan Houseal,

Thank you for your comments and assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations. Please find below an outline briefly describing our edits as per your comments relating to the amended registration statement. The numbers below correspond to the comments provided by the Commission.

General

1.	We have updated our financial statements and related information pursuant Rule8-08 of Regulation S-X.

Part II

Exhibits

Legality Opinion

2.	Our attorney has provided an Legal Opinion that accurately indentifies the registration statement.

Thank you.

/s/ Maureen F. Cotton

Maureen F. Cotton

President